Filed by the Black and Decker Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-1553)

SUPPLEMENTAL FAQs FOR BLACK & DECKER EMPLOYEES

Below are responses to some frequently asked questions by Black & Decker employees with respect to the merger. Several questions called for information pertaining to The Stanley Works and its financial condition. Rather than interpret its information, we direct you to Stanley’s public filings with the Securities and Exchange Commission, which are available on the investor relations section of Stanley’s website at http://ir.stanleyworks.com. We have attempted to answer all of the questions posed to us.

1.	When is the merger expected to close? Will the anticipated job reductions occur before the actual close, on the date the merger is closed or after the close?

The merger is expected to close in the first half of 2010. The exact date can not be predicted, as it is contingent on regulatory and shareholder approval. Until the transaction has been approved, both companies will be managed independently. Therefore, any job reductions related to the merger will not occur until after closing. However, as we operate independently prior to closing, employment levels will, as always, continue to be analyzed and compared to demand and other business factors.

2.	Why didn’t B&D buy Stanley? We appeared to be just as well-positioned to lead the merger rather than allowing ourselves to be purchased.

This is a stock-for-stock merger of two highly complementary companies with iconic brands and strong growth prospects. Black & Decker and Stanley have entered into a compelling strategic combination that creates a larger, stronger, globally diversified industrial leader with an exceptionally broad array of products and services. The synergies between the two companies enable the new company to immediately introduce many initiatives both had planned for future introduction.

3.	Why is this still being called a merger when it is actually a take over? This must be the case as B&D no longer have the controlling share of this business.

See response to Question [2].

4.	Will there be layoffs, and if so, in what areas?

Specific plans have not yet been developed, but cost reduction efforts are expected to result in headcount reductions estimated at less than 10% of the combined workforce.

5.	Is Stanley unionized?

Like Black & Decker, Stanley has some employees who are covered by a collective bargaining agreement.

6.	What are the integration plans and can any changes be implemented before the merger deal is finalized?

There will be one integration team staffed with members of both Black & Decker and Stanley. Until the transaction has been approved, both companies will be managed independently.

7.	Why did Stanley buy out Black & Decker and not vice versa?

See response to Question [2].

8.	What will the global footprint of the combined company look like for Stanley and Black & Decker in terms of locations, functions and employee headcount?

Lists of each company’s major facilities are included in the most recent annual reports on Form 10-K (under Item 2 for Stanley and Items 1 and 2 for Black & Decker). This includes some information about functions and/or business units, but further details, such as numbers of employees by location, are not publicly available.

9.	What is Stanley Works current cash supply as of the third quarter?

At the end of the third quarter Black & Decker had cash of $821 million and debt of $1,722 million and Stanley had cash of $207 million and debt of $1,451 million. Additionally, prior to the announcement Stanley had a better credit rating than Black & Decker and the combined company is expected to have a higher credit rating than Black & Decker had prior to the announcement.

10.	Will there be a Black & Decker integration team, or just Stanley?

See response to Question [6].

11.	What are the severance arrangements for Black & Decker employees?

Black & Decker is committed to abiding by its severance policy and statutory severance obligations. The contract obligates Stanley to maintain the Black & Decker severance policy through the end of 2010. It has been our practice to provide employees whose jobs are eliminated with outplacement benefits. We intend to continue this practice.

12.	Does Stanley have a pension plan currently? What is their current level of 401K match?

Between now and the merger date, no changes are currently contemplated for the Black & Decker benefit programs currently in place. We will be reinstating the Black & Decker 401(k) Plan match on December 1, 2009 at the prior level, which was 50% on the first 6% saved. After the merger is completed, the agreement states that employees will be provided with compensation and benefits through December 31, 2010 that in the aggregate are comparable to the benefits in place immediately prior to the merger. The current retirement benefits offered by Stanley to their U.S. employees have no bearing on current Black & Decker U.S. benefits.

13.	How can we continue our life insurance after termination?

Black & Decker’s Basic Life Insurance Program, where all U.S. benefit eligible employees receive Company-paid life insurance, is insured through a master group life insurance policy issued by MetLife. For any employee who terminates employment and loses coverage, under the MetLife policy the former employee can apply for a conversion policy within 30 days of the loss of coverage. The conversion policy rates will be provided to the former employee by MetLife upon receipt of the conversion application. For any supplemental life insurance under the Group Universal Life Insurance Program, upon termination of employment, the program administrator will send the former employee a premium invoice to continue the policy on an individual basis.

14.	Will employees be provided with outplacement assistance?

See response to Question [11].

15.	Are pension benefits ever paid in a lump sum versus monthly payments?

U.S. pension plans only pay a lump sum if the present value of all future payments is $1,000 or less. In almost all cases, the value is greater than $1,000 and lump sum payments are not an option. Thus, it is highly unlikely that any former employee will be paid his or her pension benefit in a lump sum.

16.	For income deferred into the Supplemental Retirement Savings Plan, how are pension benefits calculated?

When income is deferred into the SRSP, it cannot be recognized in calculating pension benefits under the Black & Decker Pension Plan. Lost pension benefits are made under the Black & Decker Supplemental Pension Plan. The SRSP will terminate as a result of the merger and all account balances will be paid out in a lump sum some time in 2010. The payout under the SRSP will not result in the pension benefits being moved back under the Black & Decker Pension Plan; they will still be paid out under the Black & Decker Supplemental Pension Plan.

17.	Does Stanley offer retiree medical insurance?

Black & Decker currently offers some employees who were hired prior to 2005 subsidized pre-65 medical insurance. Unlike earned and vested pension benefits, retiree insurance never vests and can be terminated at any time, with or without notice. Between now and the merger date, no changes are currently contemplated for the Black & Decker retiree medical insurance program. After the merger is completed, the agreement states that employees will be provided with compensation and benefits through December 31, 2010 that in the aggregate are comparable to the compensation and benefits in place immediately prior to the merger. The current retiree medical insurance program offered by Stanley to its U.S. employees has no bearing on current Black & Decker U.S. benefits.

18.	What insurance company will we have for medical?

CIGNA will continue to be our provider under the Black & Decker Medical Plan and Dental Plan through at least the end of 2010.

19.	What is going to happen to the employees who will be vesting in the pension during 2010?

Employees reaching vesting and other pension milestones in 2010 will have those milestones recognized by the pension plans. Also see the response to Question [12].

20.	What is the vacation policy for 2010?

The Black & Decker Vacation Program will remain unchanged for 2010.

21.	How will the Black & Decker Pension Plan Rule of 90 early retirement factors be impacted by the merger?

Employees covered under the Black & Decker Pension Plan who achieve the Rule of 90 in 2010 will be eligible for the Rule of 90 early retirement factors when they subsequently commence their pension benefit. Also see the response to Question [12].

22.	What changes will be made to the UK 1995 pension scheme?

Between now and the merger date, no changes are currently contemplated for the Black & Decker benefit programs currently in place. After the merger is completed, the agreement states that employees will be provided with compensation and benefits through December 31, 2010 that in the aggregate are comparable to the compensation and benefits in place immediately prior to the merger.

23.	What action is being taken to address the shortfall in the funding of the UK Pension Plan?

Discussions between the Company and the Trustees continue to comply with legally required funding requirements. The merger will not alter these ongoing discussions.

24.	[Pension] Will there be any impact for deferred members?

The merger will have no impact on deferred members.

25.	Will our service be considered as “continuous”?

Under the merger agreement, Black & Decker employees will not lose pre-merger service.

26.	What will happen to the annual pay awards?

Black & Decker and Stanley continue to operate as separate companies. As such, information about Stanley’s pay, job levels and performance review processes have not been disclosed. Discussions about the approach to employee compensation for the new company will occur during the integration planning process.

27.	Will our pay structure change?

See the response to Question [26].

28.	What pension scheme does Stanley offer and will ours be merged with theirs or vice versa?

Between now and the merger date, no changes are currently contemplated for the Black & Decker benefit programs currently in place. After the merger is completed, the agreement states that employees will be provided with compensation and benefits through December 31, 2010 that in the aggregate are comparable to the benefits in place immediately prior to the merger.

29.	Does Stanley have a Pension Plan that Black & Decker employees who continue to have jobs after the merger will be a part of? If you cannot answer this question now, when will know about this (and other Stanley benefits)?

See the response to Question [28].

30.	As I understand it we are running business as usual. Leases were specifically mentioned in yesterday’s meeting with Dave Howe as being part of “business as usual”. Why has the Brockville site lease not been signed?

While we are obligated to operate in the ordinary course of business, it is imperative we remain cautious about entering into major capital projects beyond 2010. As such, the Brockville lease is being paid on a month-to-month basis. It is too early to speculate on what, if any, changes are required, and therefore not prudent to sign a long term lease.